EXHIBIT 28.1

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.


                         UNAUDITED FINANCIAL STATEMENTS

                           FOR THE THREE MONTHS ENDED

                             MARCH 31, 1995 AND 1994



                            EXHIBIT 28.1 (Continued)


                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS
         --------------------


a)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)

                                 (in thousands)




                                                     March 31,   December 31,
                                                       1995          1994
                                                     ----------  ------------

Assets
   Cash and cash equivalents                        $   2,431      $   1,936
   Securities available for sale                          398            390
   Prepaid expenses and other assets                    3,378          3,121
   Investments in limited partners                      2,508          2,508
   Due from affiliates                                     10             10

   Land                                                13,337         13,418
   Buildings and related personal equipment
                                                       95,443         95,171
                                                     --------       --------
                                                      108,780        108,589
   Less accumulated depreciation
                                                      (49,701)       (48,364)
                                                     --------       --------

                                                       59,079         60,225
                                                     --------       --------

                                                    $  67,804      $  68,190
                                                     ========       ========

Liabilities and Partners' Deficit
   Accounts payable and accrued expenses            $   2,001      $   1,781
   Notes and interest payable                          24,358         24,441
   Master loan and interest payable                   190,142        185,442
   Due to affiliates                                    1,318          1,318
                                                     --------       --------
                                                      217,819        212,982
Partners' Deficit
   General partner                                     (1,486)        (1,434)

   Limited partners                                  (148,529)      (143,358)
                                                     --------       --------

                                                     (150,015)      (144,792)
                                                     --------       --------

                                                    $  67,804      $  68,190
                                                     ========       ========

               See Accompanying Notes to the Financial Statements


                            EXHIBIT 28.1 (Continued)


b)                CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                 (in thousands)



                                                    Three Months Ended
                                                         March 31,
                                                    1995           1994
                                                  --------       --------

Revenues:
   Rental income                                  $ 4,158         $ 4,475
   Interest income                                     24               6
                                                   ------          ------
    Total revenues                                  4,182           4,481
                                                   ------          ------

Expenses:
   Property operations                              2,491           2,634
   Depreciation and amortization                    1,462           1,453
   Interest                                         5,294           4,936
   Administrative                                     158             138
                                                   ------          ------
    Total expenses                                  9,405           9,161
                                                   ------          ------

    Net loss                                      $(5,223)        $(4,680)
                                                   ======          ======

Net loss allocated to general
    partners (1%)                                 $   (52)        $   (47)
Net loss allocated to limited
    partners (99%)                                 (5,171)         (4,633)
                                                   ------          ------

                                                  $(5,223)        $(4,680)
                                                   ======          ======

              See Accompanying Notes to the Financial Statements

                            EXHIBIT 28.1 (Continued)


c)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                   STATEMENT OF CHANGES IN PARTNERS' DEFICIT
                                  (Unaudited)

               For the Three Months Ended March 31, 1995 and 1994
                                 (in thousands)



                                         General    Limited
                                         Partners   Partners        Total
                                        ----------  ----------    ---------

Partners' deficit at December 31, 1993   $(1,235)  $(123,635)    $(124,870)

Net loss for the three months
   ended March 31, 1994                      (47)     (4,633)       (4,680)
                                          ------    --------      --------

Partners' deficit at March 31, 1994      $(1,282)  $(128,268)    $(129,550)
                                          ======    ========      ========

Partners' deficit at December 31, 1994   $(1,434)  $(143,358)    $(144,792)

Net loss for the three months
   ended March 31, 1995                      (52)     (5,171)       (5,223)
                                          ------    --------      --------

Partners' deficit at March 31, 1995      $(1,486)  $(148,529)    $(150,015)
                                          ======    ========      ========

            See Accompanying Notes to the Financial Statements



                            EXHIBIT 28.1 (Continued)


d)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                 (in thousands)




                                                       Three Months Ended
                                                            March 31,
                                                      1995            1994
                                                    --------        --------
Cash flows from operating activities:
   Net loss                                          $(5,223)        $(4,680)
   Adjustments to reconcile net loss to net
      cash provided by operating activities:
      Depreciation and amortization                    1,480           1,453
      Change in accounts:
       Prepaid expenses and other assets                (400)           (560)
       Accounts payable and accrued expenses             221             (82)
       Interest on master loan                         4,700           4,227
       Due to affiliates                                 --              546
       Note interest payable                              20             --
                                                      ------          ------

         Net cash provided by
           operating activities                          798             904
                                                      ------          ------

Cash flows from investing activities:
   Property improvements and replacements               (191)           (320)
   Proceeds from sale of securities
      available for sale                                 389             --
   Purchase of securities available for sale            (398)            --
                                                      ------          ------

         Net cash used in investing activities          (200)           (320)
                                                      ------          ------

Cash flows used in financing activities:
   Payments on notes payable                            (103)           (137)
   Advances on master loan                               --              --
                                                      ------          ------

         Net cash used in financing activities          (103)           (137)
                                                      ------          ------

Net increase in cash and cash equivalents                495             447

Cash and cash equivalents at beginning of period       1,936           1,506
                                                      ------          ------

Cash and cash equivalents at end of period           $ 2,431         $ 1,953
                                                      ======          ======

Supplemental disclosure of cash
   flow information:
   Cash paid for interest                            $   556         $   624
                                                      ======          ======

             See Accompanying Notes to the Financial Statements


                            EXHIBIT 28.1 (Continued)


e)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)



NOTE A - BASIS OF PRESENTATION
- ------------------------------

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the General Partner, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1995, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1995.

Certain reclassifications have been made to the 1994 information to conform to the 1995 presentation.

Consolidation
- -------------

In 1985, Equity Partners/Two ("EP/2"), a California general partnership, together with Anderson CC 2, a Georgia limited partnership, entered into a general partnership agreement ("CC Office Associates") to acquire Cosmopolitan Center, an office building located in Atlanta, Georgia. Pursuant to such general partnership agreement, the property ownership is split 90%/10% between Consolidated Capital Equity Partners/Two, L.P. ("Partnership"), as successor to EP/2, and Anderson CC 2, respectively. The Partnership's investment in CC Office Associates is consolidated in the Partnership's financial statements. No minority interest liability has been reflected for Anderson CC 2's minority 10% interest because the Master Loan balance, which is secured by a deed of trust held by Consolidated Capital Institutional Properties/2 ("CCIP/2") on Cosmopolitan Center, exceeds the value of the property. As a result, CC Office Associates has a net capital deficit and no minority liability exists with respect to the Partnership.


Investments in Limited Partnerships

The investments in limited partnerships represent certain general partner interest in seven affiliated limited partnerships that were contributed by EP/2's general partners to the Partnership. These investments are stated at the lower of estimated fair value of the interests at the time of contribution to the Partnership or the current estimated fair value of the interests.



                            EXHIBIT 28.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)



NOTE B - RELATED PARTY TRANSACTIONS

The Partnership paid property management fees equal to 5% of collected gross rental revenues ("Rental Revenues") for property management services in each of the three months ended March 31, 1995 and 1994. For the three months ended March 31, 1994 a portion of such property management fees equal to 4% of Rental Revenues were paid to the property management companies performing day-to-day property management services and the portion equal to 1% of Rental Revenues were paid to Partnership Services, Inc. ("PSI") for advisory services related to day-to-day property operations. Coventry Properties, Inc. ("Coventry"), an affiliate of the General Partner, provided day-to-day property management responsibilities for four of the Partnership's properties under the same management fee arrangement as the unaffiliated management companies. In late December 1994, an affiliate of Insignia assumed day-to-day property management responsibilities for all of the Partnerships' properties. Fees paid to affiliates of Insignia during the three months ended March 31, 1995, and fees paid to Coventry and PSI for the three months ended March 31, 1994, are reflected in the following table.

Also, the Partnership is subject to an Investment Advisory Agreement between the Partnership and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for the Partnership's properties. Advisory fees paid pursuant to this agreement are reflected in the following table:


                                                   For the Three Months Ended
                                                             March 31,
                                                   --------------------------
                                                     1995              1994
                                                   --------          --------

                                                          (in thousands)


   Property management fees                          $185              $127
   Investment advisory fees                            46                48

Property management fees increased for the three months ended March 31, 1995 compared to the three months ended March 31, 1994, due to the fact that only four of the Partnership's investment properties were managed by Coventry during the three months ended March 31, 1994. All of the Partnership's investment properties were managed by an affiliate of Insignia during the three months ended March 31, 1995.

The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of Partnership activities. The General Partner and its current and former affiliates which includes Coventry for the three months ended March 31, 1994, received reimbursements as reflected in the following table:


                            EXHIBIT 28.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)



NOTE B - RELATED PARTY TRANSACTIONS (CONTINUED)



                                                   For the Three Months Ended
                                                             March 31,
                                                   --------------------------
                                                     1995              1994
                                                   --------          --------
                                                          (in thousands)


   Reimbursement for services of affiliates         $ 98               $ 54

Reimbursements for services of affiliates increased during the three months ended March 31, 1995 compared to the three months ended March 31, 1994 due to increased expense reimbursements related to the combined efforts of the Dallas and Greenville offices during the transition period for the three months ended March 31, 1995. These increased costs related to the transition efforts were incurred to minimize any disruption in the year-end reporting function including the financial reporting and K-1 preparation and distribution. The General Partner expects overall administrative expenses to be reduced after the second quarter of 1995 once the transition efforts are complete.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from CCIP/2 pursuant to the New Master Loan Agreement, which is described more fully in the 1994 Annual Report. No such interest payments were paid during the three months ended March 31, 1995 and 1994, respectively. No advances under the new Master Loan Agreement were made during the three months ended March 31, 1995 and March 31, 1994.



NOTE C - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan and accrued interest payable balances at March 31, 1995 and December 31, 1994 are $190.1 million and $185.4 million, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at 10% per annum. The interest rates for each of the three month periods ended March 31, 1995 and 1994 was 10%. Interest payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service. If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan. Any net proceeds from sale or refinancing of any of the Partnership's properties are paid to CCIP/2 under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

                            EXHIBIT 28.1 (Continued)

                  CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)


NOTE C - MASTER LOAN AND ACCRUED INTEREST PAYABLE (CONTINUED)
- -------------------------------------------------

Effective January 1, 1993, the Partnership and CCIP/2 amended the Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP/2 to the Partnership. This amendment and change in the definition of Excess Cash Flow will have the effect of reducing Master Loan payments to CCIP/2 by the amount of the Partnership's capital expenditures since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan for the Partnership.

NOTE D - NOTES PAYABLE
- ----------------------

The Village Brooke Apartments, located in Cincinnati, Ohio, secures approximately $6.8 million of first mortgage debt that matures in June 1995 and is superior to the Partnership's related obligation under the Master Loan of approximately $3.5 million. The General Partner is negotiating with the lender to extend the maturity of the mortgage debt. No assurance can be given that the General Partner will be successful in negotiations with the lender.

The Richmond Plaza Office Building, located in Richmond, Virginia, secures approximately $14.5 million in mortgage debt which is superior to the Partnership's related obligation under the Master Loan of approximately $5.3 million. In March 1995, the General Partner negotiated a three month extension with the lender which extends the maturity of the mortgage debt to June 1995. The General Partner is negotiating with the lender to extend maturity of the mortgage debt. No assurance can be given that the General Partner will be successful in negotiations with the lender.